Exhibit 99.1

Volvo Group - Three Months Ended March 31, 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 11, 2007--Volvo Group: (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) (Brussels:VLV)

-- Net sales the first quarter decreased by 3% to SEK 61.0 billion (62,7) a) Adjusted for changes in exchange rates, and acquired and divested units, net sales rose by 2%

-- Operating income decreased by 2% to SEK 5,328 M (5,430)

-- Income for the period decreased by 6% to SEK 3,756 M (3,998)

-- Diluted earnings per share amounted to SEK 1.85 (1.96) b)

-- Purchase of Nissan Diesel completed In March 2007, Volvo's acquisition of the Japanese truck manufacturer Nissan Diesel was comleted. Activity is currently high to integrate Nissan Diesel into the Group and, consequently, achieve coordination gains. Nissan Diesel is consolidated in the Volvo Group's balance sheet as of the close of the first quarter of 2007. Sales and earnings will be reported from the beginning of the second quarter.

-- Volvo acquires Ingersoll Rand's road development equipment division The Volvo Group's acquisition of the American Ingersoll Rand's road development division was completed in the second quarter. Intensive efforts are under way to create a new division for road construction equipment within Volvo Construction Equipment.

Volvo Group	First three months
	2007	2006	Change
Net sales, SEK M a)	61,036	62,735	(3%)
Operating income Industrial operations, SEK M	4,933	5,026	(2%)
Operating income Customer Finance, SEK M	395	404	(2%)
Operating income Volvo Group, SEK M	5,328	5,430	(2%)
Operating margin Volvo Group, %	8.7	8.7
Income after financial items, SEK M	5,407	5,472	(1%)
Income for the period, SEK M	3,756	3,998	(6%)
Diluted earnings per share, SEK b)	1.85	1.96
ROE, %	18.6	18.2

1) Including Customer Finance. For further information on the Volvo Group's new financial reporting structure, see Accounting principles on page 14.

2) Earnings per share are calculated after the 6:1 share split with automatic redemption, in which the sixth share is redeemed by AB Volvo for SEK 25 per share, which means that the number of shares are now fivefold.

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CONTACT: Volvo Group
Christer Johansson, Investor Relations, +46 31 66 13 34
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Joakim Wahlstrom, +46 31 66 11 91
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John Hartwell, +1 212 418 7432
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Noah Weiss, +1 212 418 7431